Exhibit 99.2

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

WOORI FINANCIAL GROUP INC.

Page(s)
Independent Auditor’s Review Report	1-2

Separate Interim Financial Statements

Separate Interim Statements of Financial Position	4

Separate Interim Statements of Comprehensive Income	5

Separate Interim Statements of Changes in Equity	6

Separate Interim Statements of Cash Flows	7

Notes to the Separate Interim Financial Statements	8-47

Independent Auditor’s Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of Woori Financial Group Inc. (the “Company”), which comprise the separate interim statement of financial position as of September 30, 2023, the separate interim statement of comprehensive income for the three-month and nine-month periods ended September 30, 2023, the separate interim statement of changes in equity and cash flows for the nine-month period ended September 30, 2023 and notes, comprising a summary of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Review Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The accompanying condensed separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2022, changes in equity and cash flows for the nine-month period ended September 30, 2022, were reviewed by other auditor whose report thereon, dated November 11, 2022, expressed that nothing came to their attention that caused them to believe that those condensed interim financial statements are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

The separate statement of financial position of the Company as of December 31, 2022, and the related separate statements of comprehensive income, changes in equity and cash flows for the year the ended, which are not accompanying this report, were audited by other auditor in accordance with Korean Standards on Auditing and their report thereon, dated March 7, 2023, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2022, presented for comparative purposes, is consistent, in all material respects, with the audited separate statement of financial position from which it has been derived.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

November 14, 2023

This report is effective as of November 14, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

The accompanying separate interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2023 (UNAUDITED) AND DECEMBER 31, 2022

	September 30, 2023	December 31, 2022

	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 31)	348,847	313,361
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 6, 9 and 18)	—	689
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 7 and 9)	524,860	312,771
Loans and other financial assets at amortized cost (Notes 4, 8, 9 and 31)	1,714,437	2,041,877
Investments in subsidiaries (Notes 10 and 31)	23,170,476	22,394,915
Premises and equipment (Notes 11 and 31)	7,990	11,052
Intangible assets (Note 12)	4,419	4,859
Net defined benefit asset (Note 16)	2,102	5,947
Current tax assets (Note 28)	19,409	14,350
Deferred tax assets (Note 28)	10,677	13,433
Other assets (Note 13)	594	322

Total assets	25,803,811	25,113,576

LIABILITIES
Debentures (Notes 4, 9 and 14)	1,507,599	1,447,762
Provisions (Note 15)	1,280	487
Current tax liabilities	77,569	721,795
Other financial liabilities (Notes 4, 9, 17, 31 and 32)	42,732	46,039
Other liabilities (Note 17)	975	591

Total liabilities	1,630,155	2,216,674

EQUITY (Note 19)
Capital stock	3,802,676	3,640,303
Hybrid securities	3,610,953	3,112,273
Capital surplus	11,120,236	10,909,281
Other equity	(118,489)	(26,186)
Retained earnings	5,758,280	5,261,231

Total equity	24,173,656	22,896,902

Total liabilities and equity	25,803,811	25,113,576

The accompanying notes are part of this interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	Periods ended September 30, 2023		Periods ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
	(Korean Won in millions, except for earnings per share data)
Interest income	17,292	49,360	7,003	13,581
Interest expense	(9,738)	(26,114)	(8,026)	(22,547)

Net interest income (loss) (Notes 9, 21 and 31)	7,554	23,246	(1,023)	(8,966)
Fees and commissions income	399	1,197	326	979
Fees and commissions expense	(5,110)	(14,663)	(3,513)	(10,481)

Net fees and commissions loss (Notes 22 and 31)	(4,711)	(13,466)	(3,187)	(9,502)
Dividend income (Notes 23 and 31)	3,681	1,476,550	3,520	1,267,756
Net gain on financial instruments at FVTPL (Notes 9 and 24)	—	2,023	—	—
Reversal (Provision) of impairment losses due to credit loss (Notes 9, 25 and 31)	275	(703)	(90)	(167)
General and administrative expenses (Notes 26 and 31)	(15,236)	(50,763)	(15,381)	(49,300)

Operating income (expense)	(8,437)	1,436,887	(16,161)	1,199,821
Non-operating income (expense) (Note 27)	17	26	(1,225)	(1,355)
Net income (expense) before income tax expense	(8,420)	1,436,913	(17,386)	1,198,466
Income tax income (expense) (Note 28)	175	271	(102)	(1,706)
Net income (loss)	(8,245)	1,437,184	(17,488)	1,196,760

Net gain (loss) on valuation of equity securities at FVTOCI	34	8,860	(8,231)	(22,622)
Remeasurement of the net defined benefit liability	380	(561)	780	2,220

Items that will not be reclassified to profit or loss:	414	8,299	(7,451)	(20,402)

Other comprehensive income (loss), net of tax	414	8,299	(7,451)	(20,402)
Total comprehensive income (loss)	(7,831)	1,445,483	(24,939)	1,176,358

Earnings (Loss) per share (Note 29)
Basic and diluted earnings (loss) per share (Unit: In Korean Won)	(56)	1,832	(55)	1,556

The accompanying notes are part of this interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	Capital stock	Capital surplus	Hybrid securities	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 01, 2022	3,640,303	10,909,281	2,294,288	(3,874)	4,824,991	21,664,989
Total comprehensive income
Net income	—	—	—	—	1,196,760	1,196,760
Net loss on valuation of equity securities at FVTOCI	—	—	—	(22,622)	—	(22,622)
Remeasurement of the net defined benefit liability	—	—	—	2,220	—	2,220
Transactions with owners
Dividends to common stocks	—	—	—	—	(655,253)	(655,253)
Issuance of hybrid securities	—	—	598,525	—	—	598,525
Dividends to hybrid securities	—	—	—	—	(63,600)	(63,600)

September 30, 2022 (Unaudited)	3,640,303	10,909,281	2,892,813	(24,276)	5,302,898	22,721,019

January 01, 2023	3,640,303	10,909,281	3,112,273	(26,186)	5,261,231	22,896,902
Total comprehensive income
Net income	—	—	—	—	1,437,184	1,437,184
Net gain on valuation of equity securities at FVTOCI	—	—	—	8,860	—	8,860
Remeasurement of the net defined benefit liability	—	—	—	(561)	—	(561)
Transactions with owners
Comprehensive stock exchange	162,373	210,955	—	—	—	373,328
Dividends to common stocks	—	—	—	—	(844,245)	(844,245)
Issuance of hybrid securities	—	—	498,680	—	—	498,680
Dividends to hybrid securities	—	—	—	—	(95,890)	(95,890)
Acquisition of treasury stock	—	—	—	(100,602)	—	(100,602)

September 30, 2023 (Unaudited)	3,802,676	11,120,236	3,610,953	(118,489)	5,758,280	24,173,656

The accompanying notes are part of this interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	For the nine-month periods ended September 30
	2023	2022

	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,437,184	1,196,760
Adjustments to net income:
Income tax expense(income)	(271)	1,706
Interest income	(49,360)	(13,581)
Interest expense	26,114	22,547
Dividend income	(1,476,550)	(1,267,756)

	(1,500,067)	(1,257,084)

Adjustments for profit/loss items not involving cash flows:
Provision of impairment losses due to credit loss	703	167
Gain on valuation of financial instruments at FVTPL	(2,023)	—
Retirement benefit	2,559	1,827
Depreciation and amortization	5,487	4,801
Gain on disposal of premises and equipment, intangible assets and other assets	(11)	—

	6,715	6,795

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	(838)	(2,043)
Other assets	(273)	(167)
Net defined benefit liability	523	458
Other financial liabilities	(5,709)	384
Other liabilities	383	829

	(5,914)	(539)

Interest income received	36,874	10,749
Interest expense paid	(25,037)	(21,988)
Dividends received	1,476,386	1,267,756
Income tax paid	(1,211)	(922)

	1,487,012	1,255,595

Net cash provided by operating activities	1,424,930	1,201,527

Cash flows from investing activities:
Net increase on other investment assets	(304,000)	(840,000)
Acquisition of investments in subsidiaries	(398,740)	(250,000)
Acquisition of financial assets at FVTOCI	(200,000)	(200,000)
Acquisition of premises and equipment	(262)	(2,130)
Acquisition of intangible assets	(583)	(977)
Increase on guarantee deposits for leases	—	(142)

	(903,585)	(1,293,249)

Cash flows from financing activities:
Issuance of debentures	319,354	80,000
Redemption of debentures	(260,000)	—
Issuance of hybrid securities	498,680	598,525
Acquisition of treasury stock	(100,602)	—
Redemption of lease liabilities	(2,376)	(2,289)
New stock issue cost	(780)	—
Dividends paid to hybrid securities	(95,890	(63,600)
Dividends paid	(844,245)	(655,253)

	(485,859)	(42,617)

Net increase (decrease) in cash and cash equivalents	35,486	(134,339)
Cash and cash equivalents, beginning of the period	313,361	578,725

Cash and cash equivalents, end of the period (Note 5)	348,847	444,386

The accompanying notes are part of this interim financial statements.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

1.	GENERAL

(1)	Summary of the parent company

Woori Financial Group, Inc. (hereinafter referred to as the “Company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. The headquarters of the Company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,802,676 million Won as of September 30. The Company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock between from the Company and subsidiaries as of incorporation are as follows (Unit: Number of shares):

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Company paid 598,391 million Won in cash and 42,103,377 new shares of the Company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary Woori Bank on September 10, 2019. On the same date, the Company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Company acquired 67.2% interests (excluding treasury stock, 51.0% when including treasury stock) in Woori Asset Trust Co. (formerly Kukje Asset Trust Co.) In addition, as of March 31, 2023, the Company acquired an additional 28.1% interests in Woori Asset Trust Co. (excluding treasury stock, 21.3% when including treasury stock).

As of December 10, 2020, the Company acquired 76.8% interests (excluding treasury stock, 74% when including treasury stock) in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.). In addition, as of April 15, 2021, the Company acquired an additional 13.3% interests in Woori Financial Capital Co., Ltd. (excluding treasury stock, 12.9% in the case of including treasury stock), and as of May 24, 2021, the Company additionally acquired treasury stock held by Woori Financial Capital Additional shares (3.6%).

As of March 12, 2021, the Company paid 113,238 million Won in cash to acquire 100% interests on Woori Savings Bank from Woori Financial Capital Co., Ltd., our subsidiary.

As of August 10, 2021, the Company paid 5,792,866 new shares of the Company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies, was established (100% stock, 200 billion Won in stock payments) and incorporated as a subsidiary.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

As of March 23, 2023, the Company acquired a 53.9% interests in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.) (excluding treasury stock, 52.0% in the case of including treasury stock). In addition, as of May 30, 2023, the Company additionally acquired treasury stock held by Woori Venture Partners Co., Ltd. (3.5%).

As of August 8, 2023, the Company paid 22,541,465 new shares of the Company to the shareholders of Woori Investment Bank Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Bank Co., Ltd., to make it a wholly owned subsidiary. In addition, on the same day, the Company paid 9,933,246 new shares of the Company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

The Company’s financial statements are condensed interim financial statements prepared in accordance with Korean IFRS 1034, Interim Financial Reporting for some of periods in which the annual separate financial statements belong. They are also separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. It is necessary to use the Company’s annual separate financial statements for the year ended December 31, 2022 for understanding of the accompanying condensed interim financial statements.

(1)

Except for the impacts on the newly adopted standards and interpretations explained below, the accounting policies applied in preparing the accompanying condensed interim financial statements have been applied consistently with the annual financial statements as of and for the year ended December 31, 2022.

1)	Amendments to K-IFRS No.1001 ‘Presentation of Financial Statements’ and IFRS Practice Statement 2 ‘Making Materiality Judgements’ – Disclosure of Accounting Policy

In order to define and disclose important accounting policies and to provide guidance on how to apply the concept of materiality, the International Accounting Standards Practice 2 ‘Accounting Policy Disclosure’ has been revised. The amendment does not have a significant impact on the financial statements.

2)	Amendments to K-IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ – Definition of Accounting Estimates

The amendments have defined accounting estimates and clarified how to distinguish them from changes in accounting policies. The amendment does not have a significant impact on the financial statements.

3)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Disclosure of valuation gains or losses on financial liabilities with condition to adjust exercise price

The amendments require disclosure of valuation gains or losses (limited to those recognized in the profit or loss) of the conversion options or warrants (or financial liabilities including them), if all or part of the financial instrument with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liability. The amendment does not have a significant impact on the financial statements.

4)	Amendments to K-IFRS 1012 ‘Income Taxes’ – deferred tax related to assets and liabilities arising from a single transaction

Additional phrase ‘the temporary difference to be added and the temporary difference to be deducted do not occur in the same amount’ has been added to initial recognition exception for a transaction in which an asset or liability is initially recognized. The amendment does not have a significant impact on the financial statements.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(2)	The details of K-IFRSs that have been issued and published since January 1, 2023 but have not yet reached the effective date are as follows:

1)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

The above enacted or amended standards will not have a significant impact on the Company.

(3)

Material accounting policies and method of computation used in the preparation of the condensed interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2022, except for the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on weighted average annual income tax rate expected for the expected gross annual profit. The estimated average annual tax rate is applied to the pre-tax income.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

3.	MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The management shall make judgements, estimates and assumptions that affect the application of accounting policies and assets, liabilities, revenues and expenses in preparing condensed interim financial statements. Therefore, the actual results may differ from these estimates.

The important judgements by the management on accounting policies and the main sources of estimation uncertainty for preparing condensed interim financial statements are identical to ones used in the Company’s annual separate financial statements for the year ended December 31, 2022.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

4.	RISK MANAGEMENT

The Company is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the Risk Management Committee analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Company.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The board of directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Company’s management strategy and by determining the Company’s acceptable level of risk.

The CRO assists the Risk Management Committee and operates the Company Risk Management Council, which is composed of the risk management managers of the subsidiaries, to periodically check and improve the external environment and the Company’s risk burden. The Risk Management Department, which is independently structured, controls the risk management matter of the Company and reports key risks and assists decision-making.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Company measures expected loss on assets subject to credit risk management and uses it as a management indicator.

2)	Maximum exposure

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		September 30, 2023	December 31, 2022
Loans and other financial assets at amortized cost (*)	Banks	1,681,472	1,946,609
	Corporates	32,965	95,268

	Sub-total	1,714,437	2,041,877

Financial assets at FVTPL	Derivative assets	—	689

	Total	1,714,437	2,042,566

(*)	Cash and cash equivalents are not included.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
	Korea	Korea
Loans and other financial assets at amortized cost	1,714,437	2,041,877
Financial assets at FVTPL	—	689

Total	1,714,437	2,042,566

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are finance and insurance, and others in accordance with the Korea Standard Industrial Classification Code as of September 30, 2023 and December 31, 2022 (Unit: Korean Won in millions):

	September 30, 2023
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	1,713,166	1,271	1,714,437

	December 31, 2022
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	2,039,388	2,489	2,041,877
Financial assets at FVTPL	689	—	689

Total	2,040,077	2,489	2,042,566

3)	Credit risk exposure

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL as of September 30, 2023 and December 31, 2022 is as follows (Unit: Korean Won in millions):

	September 30, 2023
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	1,715,456	—	—	—	—	1,715,456	(1,019)	1,714,437
Banks	1,682,489	—	—	—	—	1,682,489	(1,017)	1,681,472
Corporates	32,967	—	—	—	—	32,967	(2)	32,965
General business	32,967	—	—	—	—	32,967	(2)	32,965

Total	1,715,456	—	—	—	—	1,715,456	(1,019)	1,714,437

(*1) Credit grade of corporates are AAA ~ BBB.

(*2) Credit grade of corporates are BBB- ~ C.

	December 31, 2022
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	2,042,192	—	—	—	—	2,042,192	(315)	2,041,877
Banks	1,946,924	—	—	—	—	1,946,924	(315)	1,946,609
Corporates	95,268	—	—	—	—	95,268	—	95,268
General business	95,268	—	—	—	—	95,268	—	95,268

Total	2,042,192	—	—	—	—	2,042,192	(315)	2,041,877

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are BBB- ~ C.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates, and the Company’s main market risk is interest rate risk.

The Company estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Within 3 months (*1)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*1)	1,419,090	65,168	505,680	—	—	—	1,989,938
Financial assets at FVTOCI (*2)	—	—	—	—	—	524,860	524,860

Sub-total	1,419,090	65,168	505,680	—	—	524,860	2,514,798

Liability:
Debentures	10,285	10,285	10,285	160,143	562,491	933,427	1,686,916

	December 31, 2022
	Within 3 months (*1)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*1)	315,632	406,445	913,995	—	—	—	1,636,072
Financial assets at FVTOCI (*2)	—	—	—	—	—	312,771	312,771

Sub-total	315,632	406,445	913,995	—	—	312,771	1,948,843

Liability:
Debentures	7,843	7,843	267,698	7,011	382,167	949,275	1,621,837

(*1)

The principal and interest cash flows of cash and cash equivalents are included in the cash flows within three months, with 1,419,090 million Won and 315,632 million Won as of September 30, 2023 and December 31, 2022, respectively.

(*2)	Due to the uncertain timing of the sale, it is included in the section for over 5 years in accordance with the expiration of the remaining contract.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent damages from potential liquidity shortages with effective risk management that could arise from mismatching the assets and liabilities or unexpected cash outflows. The financial liabilities in the statement of financial position that are relevant to liquidity risk are incorporated within the scope of risk management.

The Company manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.).

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 Years	Over 5 years	Total
Debentures	10,285	10,285	10,285	160,143	562,491	933,427	1,686,916
Lease liabilities	783	772	764	765	1,099	—	4,183
Other financial liabilities (*)	4,485	717	2,846	20,188	10,461	—	38,697

Total	15,553	11,774	13,895	181,096	574,051	933,427	1,729,796

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	7,843	7,843	267,698	7,011	382,167	949,275	1,621,837
Lease liabilities	797	770	767	764	3,070	—	6,168
Other financial liabilities (*)	10,720	21,087	—	348	8,000	—	40,155

Total	19,360	29,700	268,465	8,123	393,237	949,275	1,668,160

(*)	It does not include lease liabilities.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	10,285	10,285	10,285	160,143	562,491	933,427	1,686,916
Lease liabilities	783	772	764	765	1,099	—	4,183
Other financial liabilities(*)	4,485	717	2,846	20,188	10,461	—	38,697

Total	15,553	11,774	13,895	181,096	574,051	933,427	1,729,796

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	7,843	7,843	267,698	7,011	382,167	949,275	1,621,837
Lease liabilities	797	770	767	764	3,070	—	6,168
Other financial liabilities (*)	10,720	21,087	—	348	8,000	—	40,155

Total	19,360	29,700	268,465	8,123	393,237	949,275	1,668,160

(*)	It does not include lease liabilities.

3)	Maturity analysis of derivative financial liabilities.

As of September 30, 2023 and December 31, 2022, there are no fair measured derivative financial liabilities.

5.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Demand deposits	3,847	18,361
Fixed deposits	345,000	295,000

Total	348,847	313,361

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	8,860	(22,622)
Increase in account payables related to acquisition of premises and equipment	17	27
Changes in right-of-use assets due to new contract	1,237	893
Changes in lease liabilities and asset retirement obligation due to new contract	1,237	803
Comprehensive exchange of stock	374,109	—
Change in bond discount issuance differences due to bond issuance	646	—

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

6.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Financial assets at FVTPL mandatorily measured at fair value	—	689

(2)	Financial assets at FVTPL mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Derivatives assets	—	689

(3)	Financial assets at FVTPL designated as upon initial recognition is nil among financial assets at FVTPL as of September 30, 2023 and December 31, 2022.

7.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Hybrid securities	524,860	312,771

(2)	Details of equity securities designated as financial assets at FVTOCI as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	September 30, 2023	December 31, 2022
Investment for political purpose	524,860	312,771

8.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Due from banks	1,602,998	1,299,687
Other financial assets	111,439	742,190

Total	1,714,437	2,041,877

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Due from banks in local currency:
Due from depository banks	1,604,000	1,300,000
Others	—	—
Loss allowance	(1,002)	(313)

Total	1,602,998	1,299,687

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(3)	Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(313)	—	—	(313)
Provision of allowance for credit loss	(689)	—	—	(689)

Ending balance	(1,002)	—	—	(1,002)

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(72)	—	—	(72)
Provision of allowance for credit loss	(167)	—	—	(167)

Ending balance	(239)	—	—	(239)

2)	Gross carrying amount

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,300,000	—	—	1,300,000
Net increase	304,000	—	—	304,000

Ending balance	1,604,000	—	—	1,604,000

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	160,000	—	—	160,000
Net increase	840,000	—	—	840,000

Ending balance	1,000,000	—	—	1,000,000

(4)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Receivables	81,113	724,101
Accrued income	28,171	15,991
Lease deposits	2,172	2,101
Loss allowance	(17)	(3)

Total	111,439	742,190

(5)	Changes in the allowance for credit losses and gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions).

1)	Allowance for credit losses

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3)	—	—	(3)
Provision of allowance for credit losses	(14)	—	—	(14)

Ending balance	(17)	—	—	(17)

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Provision of allowance for credit losses	(1)	—	—	(1)

Ending balance	(1)	—	—	(1)

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

2)	Gross carrying amount

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	742,193	—	—	742,193
Net increase(decrease)	(630,737)	—	—	(630,737)

Ending balance	111,456	—	—	111,456

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	473,182	—	—	473,182
Net increase(decrease)	100,225	—	—	100,225

Ending balance	573,407	—	—	573,407

9.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of market observable inputs. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market observable inputs are not readily available, firm-specific inputs reflect factors that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTPL
Derivative assets	—	—	—	—
Financial assets at FVTOCI
Hybrid securities	—	—	524,860	524,860

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTPL
Derivative assets	—	—	689	689
Financial assets at FVTOCI
Hybrid securities	—	—	312,771	312,771

Financial assets measured at FVTPL and financial assets measured at FVTOCI are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Company determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables
Hybrid securities	The fair value is measured using the Hull and White model and the Monte Carlo Simulations.	YTM Matrix, Additive spread by grade, Risk spread by entity, Effective Credit rating, Issuing information by item, Interest rate volatility estimate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Hybrid securities	Hull and White model and others	Hybrid securities related	Interest rate (YTM), Discount rate	Interest rate 3.42%~ 3.99% Discount rate 4.51% ~ 7.16%	Variation of fair value increases as variation of interest rate (YTM) increases.

The fair value of financial assets classified as level 3 uses external valuation figures.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(3) Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2023
	Beginning balance	Net Income	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTPL
Derivative assets	689	2,023	—	—	(2,712)	—	—
Financial assets at FVTOCI
Hybrid securities	312,771	—	12,089	200,000	—	—	524,860
Financial liabilities
Financial liabilities at FVTPL
Derivative liabilities	—	—	—	—	—	—	—

	For the nine-month period ended September 30, 2022
	Beginning balance	Net Income (loss)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTPL
Derivative assets	—	—	—	—	—	—	—
Financial assets at FVTOCI
Hybrid securities	146,294	—	(31,201)	200,000	—	—	315,093
Financial liabilities
Financial liabilities at FVTPL
Derivative liabilities	329	—	—	—	—	—	329

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis on financial instruments shows how changes in unobservable inputs affect changes in fair value of the instruments through favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for equity related derivatives of which fair value changes are recognized as net income and hybrid securities of which fair value changes are recognized as other comprehensive income among level 3 financial instruments.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility (Unit: Korean Won in millions):

September 30, 2023
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial liabilities at FVTPL
Derivative assets	—	—	—	—
Financial assets at FVTOCI
Hybrid securities (*)	—	—	17,068	(16,427)

(*)	Fair value changes of hybrid securities are calculated by increasing or decreasing discount rate, which is the major unobservable variable, by 1%, respectively.

	December 31, 2022
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	16,523	(13,279)	—	—
Financial assets at FVTOCI
Hybrid securities (*2)	—	—	10,347	(9,988)

(*1)

Fair value changes of equity related derivatives are calculated by increasing or decreasing stock price volatility rate of underlying assets and correlation, which are major unobservable variables, by 1%, respectively.

(*2)	Fair value changes of hybrid securities are calculated by increasing or decreasing discount rate, which is the major unobservable variable, by 1%, respectively.

(5)	Fair value and carrying amount of financial liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Fair value				Book Value
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*1)	—	—	1,714,437	1,714,437	1,714,437
Financial liabilities:
Debentures	—	1,384,537	—	1,384,537	1,507,599
Other financial liabilities (*1)(*2)	—	—	38,697	38,697	38,697

(*1)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.
(*2)	It does not include lease liabilities.

	December 31, 2022
	Fair value				Book Value
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*1)	—	—	2,041,877	2,041,877	2,041,877
Financial liabilities:
Debentures	—	1,277,164	—	1,277,164	1,447,762
Other financial liabilities (*1)(*2)	—	—	40,155	40,155	40,155

(*1)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.
(*2)	It does not include lease liabilities.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Company determines the fair value using valuation methods. For the disclosed items in which book value is considered to be the approximate value of fair value, valuation techniques and input variables are not disclosed. Valuation techniques and input variables for the fair value of financial liabilities that are recorded at amortized cost are as follows:

	Valuation methods	Input variables
Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Company.	Risk-free market rate, etc.

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

1)	Financial assets

	September 30, 2023
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Deposits	—	—	1,602,998	1,602,998
Hybrid securities	—	524,860	—	524,860
Other financial assets	—	—	111,439	111,439

Total	—	524,860	1,714,437	2,239,297

	December 31, 2022
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Deposits	—	—	1,299,687	1,299,687
Hybrid securities	—	312,771	—	312,771
Derivative assets	689	—	—	689
Other financial assets	—	—	742,190	742,190

Total	689	312,771	2,041,877	2,355,337

2)	Financial liabilities

	September 30, 2023		December 31, 2022
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost
Debentures	—	1,507,599	—	1,447,762
Other financial liabilities	—	38,697	—	40,155

Total	—	1,546,296	—	1,487,917

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category for the nine-month periods ended September 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2023
	Interest Income (expense)	Provision of credit loss	Gain on transactions and valuation	Dividends	Total
Financial assets at FVTPL	—	—	2,023	—	2,023
Financial assets at FVTOCI	—	—	—	10,724	10,724
Loans and other financial assets at amortized cost (*)	49,360	(703)	—	—	48,657
Financial liabilities at amortized cost	(25,905)	—	—	—	(25,905)

	23,455	(703)	2,023	10,724	35,499

(*)	9,492 million Won interest income of cash and cash equivalents are included.

	For the nine-month period ended September 30, 2022
	Interest Income (expense)	Provision of credit loss	Gain on transactions and valuation	Dividends	Total
Financial assets at FVTPL	—	—	—	—	—
Financial assets at FVTOCI	—	—	—	8,330	8,330
Loans and other financial assets at amortized cost (*)	13,581	(167)	—	—	13,414
Financial liabilities at amortized cost	(22,516)	—	—	—	(22,516)

	(8,935)	(167)	—	8,330	(772)

(*)	6,374 million Won interest income of cash and cash equivalents are included.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

10.	INVESTMENTS IN SUBSIDIARIES

(1)	Details of Investments in subsidiaries are as follows (Unit: Korean Won in millions and number of shares):

Subsidiaries (*1)	Location	Capital stock	Main business
Woori Bank	Korea	3,581,400	Bank
Woori Card Co., Ltd.	Korea	896,300	Finance
Woori Financial Capital Co., Ltd.	Korea	373,800	Finance
Woori Investment Bank Co., Ltd.	Korea	437,100	Other credit finance business
Woori Asset Trust Co., Ltd.	Korea	15,300	Real estate trust
Woori Savings Bank	Korea	124,000	Mutual saving bank
Woori F&I Co., Ltd.	Korea	20,000	Finance
Woori Asset Management Corp	Korea	20,000	Finance
Woori Venture Partners Co., Ltd.	Korea	50,000	Other financial services
Woori Global Asset Management Co., Ltd.	Korea	20,000	Finance
Woori Private Equity Asset Management Co., Ltd.	Korea	80,000	Finance
Woori Credit Information Co., Ltd.	Korea	5,000	Credit information
Woori Fund Service Co., Ltd.	Korea	10,000	Financial support service business
Woori FIS Co., Ltd.	Korea	24,500	System software development & maintenance
Woori Finance Research Institute Co., Ltd.	Korea	3,000	Other service business

	September 30, 2023			December 31, 2022
Subsidiaries (*1)	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use
Woori Banks	716,000,000	100.0	September 30, 2023	716,000,000	100.0	December 31, 2022
Woori Card Co., Ltd.	179,266,200	100.0	September 30, 2023	179,266,200	100.0	December 31, 2022
Woori Financial Capital Co., Ltd.	74,757,594	100.0	September 30, 2023	74,757,594	100.0	December 31, 2022
Woori Investment Bank Co., Ltd.	874,203,406	100.0	September 30, 2023	513,162,392	58.7	December 31, 2022
Woori Asset Trust Co., Ltd.	2,210,600	95.3	September 30, 2023	1,560,000	67.2	December 31, 2022
Woori Savings Bank	24,802,623	100.0	September 30, 2023	24,802,623	100.0	December 31, 2022
Woori F&I Co., Ltd.	4,000,000	100.0	September 30, 2023	4,000,000	100.0	December 31, 2022
Woori Asset Management Corp	2,920,000	73.0	September 30, 2023	2,920,000	73.0	December 31, 2022
Woori Venture Partners Co., Ltd.	100,000,000	100.0	September 30, 2023	—	—	—
Woori Global Asset Management Co., Ltd.	4,000,000	100.0	September 30, 2023	4,000,000	100.0	December 31, 2022
Woori Private Equity Asset Management Co., Ltd.	16,000,000	100.0	September 30, 2023	16,000,000	100.0	December 31, 2022
Woori Credit Information Co., Ltd.	1,008,000	100.0	September 30, 2023	1,008,000	100.0	December 31, 2022
Woori Fund Service Co., Ltd.	2,000,000	100.0	September 30, 2023	2,000,000	100.0	December 31, 2022
Woori FIS Co., Ltd.	4,900,000	100.0	September 30, 2023	4,900,000	100.0	December 31, 2022
Woori Finance Research Institute Co., Ltd.	600,000	100.0	September 30, 2023	600,000	100.0	December 31, 2022

(*1)	Only subsidiaries invested directly by the Company are included.
(*2)	The percentage is based on the effective shareholding rate relative to the number of stocks outstanding.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(2)	Changes in the carrying value of investments in subsidiaries are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2023
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd.	1,003,206	—	—	1,003,206
Woori Investment Bank Co., Ltd.(*1)	447,673	259,678	—	707,351
Woori Asset Trust Co., Ltd.(*2)	224,198	179,444	—	403,642
Woori Savings Bank	213,238	—	—	213,238
Woori F&I Co., Ltd.	200,000	—	—	200,000
Woori Asset Management Corp	122,449	—	—	122,449
Woori Venture Partners Co., Ltd.(*3)	—	336,439	—	336,439
Woori Global Asset Management Co., Ltd.	33,000	—	—	33,000
Woori Private Equity Asset Management Co., Ltd.	57,797	—	—	57,797
Woori Credit Information Co., Ltd	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	22,394,915	775,561	—	23,170,476

(*1)	The Company acquired residual interest (41.3%, including treasury stocks) of Woori Investment Bank Co., Ltd. in August 8 2023, to make it a wholly owned subsidiary.
(*2)	The Company additionally acquired 28.1% (excluding treasury stocks) interests of Woori Asset Trust Co Ltd on March 31, 2023. In the case of including treasury stocks, the share ratio was 21.3%
(*3)

The Company additionally acquired 53.9% interests of Daol Investment Co Ltd (excluding treasury stocks) on March 23, 2023. In the case of including treasury stocks, the share ratio was 52.0%) and the Company name was changed to Woori Venture Partners Co., Ltd. The Company additionally acquired treasury stocks held by Woori Venture Partners Co., Ltd. (3.5% interests) in May 2023, and acquired 44.5% residual interest in August 8 2023, to make it a wholly owned subsidiary.

	For the nine-month period ended September 30, 2022
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd.	1,003,206	—	—	1,003,206
Woori Investment Bank Co., Ltd.	447,673	—	—	447,673
Woori Asset Trust Co., Ltd.	224,198	—	—	224,198
Woori Savings Bank	213,238	—	—	213,238
Woori F&I Co., Ltd.(*1)	—	200,000	—	200,000
Woori Asset Management Corp	122,449	—	—	122,449
Woori Global Asset Management Co., Ltd.	33,000	—	—	33,000
Woori Private Equity Asset Management Co., Ltd.(*2)	7,797	50,000	—	57,797
Woori Credit Information Co., Ltd	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	22,144,915	250,000	—	22,394,915

(*1)	On January 7, 2022, Woori Financial F&I Co., Ltd. was established (100% stake, 200 billion Won in stock payments) and included as a subsidiary.
(*2)	The Capital increase amount of 50,000 million Won was made in June 2022.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

11.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Building	Equipment and Vehicles	Leasehold improvements	Total
Premises and equipment (owned)	—	1,176	2,339	3,515
Right-of-use asset	3,885	590	—	4,475

Total	3,885	1,766	2,339	7,990

	December 31, 2022
	Building	Equipment and Vehicles	Leasehold improvements	Total
Premises and equipment (owned)	—	1,944	3,125	5,069
Right-of-use asset	5,462	521	—	5,983

Total	5,462	2,465	3,125	11,052

(2)	Details of premises and equipment (owned) as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Equipment and Vehicles	Leasehold improvements	Total
Acquisition cost	6,154	6,244	12,398
Accumulated depreciation	(4,978)	(3,905)	(8,883)

Net carrying amount	1,176	2,339	3,515

	December 31, 2022
	Equipment and Vehicles	Leasehold improvements	Total
Acquisition cost	6,012	6,107	12,119
Accumulated depreciation	(4,068)	(2,982)	(7,050)

Net carrying amount	1,944	3,125	5,069

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2023
	Equipment and Vehicles	Leasehold improvements	Total
Beginning balance	1,944	3,125	5,069
Acquisitions	141	138	279
Depreciation	(909)	(924)	(1,833)

Ending balance	1,176	2,339	3,515

	For the nine-month period ended September 30, 2022
	Equipment and Vehicles	Leasehold improvements	Total
Beginning balance	2,676	2,411	5,087
Acquisitions	392	1,766	2,158
Depreciation	(862)	(764)	(1,626)

Ending balance	2,206	3,413	5,619

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(4)	Details of right-of-use assets as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Building	Equipment and Vehicles	Total
Acquisition cost	5,825	1,029	6,854
Accumulated depreciation	(1,940)	(439)	(2,379)

Net carrying amount	3,885	590	4,475

	December 31, 2022
	Building	Equipment and Vehicles	Total
Acquisition cost	10,320	1,191	11,511
Accumulated depreciation	(4,858)	(670)	(5,528)

Net carrying amount	5,462	521	5,983

(5)	Details of changes in right-of-use assets for the nine-month periods ended September 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2023
	Building	Equipment and Vehicles	Total
Beginning balance	5,462	521	5,983
New contracts	754	483	1,237
Termination	—	(115)	(115)
Depreciation	(2,331)	(299)	(2,630)

Ending balance	3,885	590	4,475

	For the nine-month period ended September 30, 2022
	Building	Equipment and Vehicles	Total
Beginning balance	2,272	431	2,703
New contracts	314	579	893
Termination	—	(78)	(78)
Depreciation	(1,927)	(307)	(2,234)

Ending balance	659	625	1,284

12.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Software	Development cost	Membership deposit	Total
Acquisition cost	4,328	3,622	2,371	10,321
Accumulated amortization	(3,655)	(2,247)	—	(5,902)

Net carrying amount	673	1,375	2,371	4,419

	December 31, 2022
	Software	Development cost	Membership deposit	Total
Acquisition cost	3,866	3,500	2,371	9,737
Accumulated amortization	(3,162)	(1,716)	—	(4,878)

Net carrying amount	704	1,784	2,371	4,859

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2023
	Software	Development cost	Membership deposit	Construction in progress	Total
Beginning balance	704	1,784	2,371	—	4,859
Acquisitions	172	61	—	350	583
Amortization	(492)	(531)	—	—	(1,023)
Transfer	289	61	—	(350)	—

Ending balance	673	1,375	2,371	—	4,419

	For the nine-month period ended September 30, 2022
	Software	Development cost	Membership deposit	Construction in progress	Total
Beginning balance	882	1,918	2,371	—	5,171
Acquisitions	478	199	—	300	977
Amortization	(482)	(458)	—	—	(940)
Transfer	—	300	—	(300)	—

Ending balance	878	1,959	2,371	—	5,208

13.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Prepaid expenses	594	322

14.	DEBENTURES

Details of debentures are as follows (Unit: Korean Won in millions):

	September 30, 2023		December 31, 2022
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bonds:
General bonds	1.70~4.25	560,000	1.23~3.90	500,000
Subordinated bonds	2.13~2.55	950,000	2.13~2.55	950,000

Sub-total		1,510,000		1,450,000
Deducted item:
Discounts on bonds		(2,401)		(2,238)

Total		1,507,599		1,447,762

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

15.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Asset retirement obligation	1,280	487

(2)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Beginning balance	487	394
Increase	754	87
Amortization	39	4

Ending balance	1,280	485

16.	NET DEFINED BENEFIT LIABILITY (ASSET)

The Company’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes into account of projected earnings’ increase, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an discount rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the discount rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit asset are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Present value of defined benefit obligation	(14,275)	(18,660)
Fair value of plan assets	16,377	24,607

Net defined benefit asset	2,102	5,947

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the nine-month periods ended September 30
		2023	2022
	Beginning balance	18,660	20,966
	Transfer-in / out	(5,252)	803
	Current service cost	2,833	1,885
	Interest cost	725	456
Remeasurements	Financial assumptions	(89)	(4,320)
	Experience adjustment	348	1,002
	Retirement benefit paid	(1,518)	(413)
	Others	(1,432)	(252)

	Ending balance	14,275	20,127

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Beginning balance	24,607	22,482
Transfer-in / out	(6,680)	644
Interest income	1,000	514
Remeasurements	(504)	(257)
Retirement benefit paid	(2,046)	(964)

Ending balance	16,377	22,419

(4)	The fair value of plan assets as of September 30, 2023 and December 31, 2022 is as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Cash and Deposit	16,377	24,607

Meanwhile, the actual revenue of plan assets for the nine-month periods ended September 30, 2023 and 2022 are 496 million Won and 257 million Won, respectively.

(5)

The amount recognized in profit or loss and total comprehensive income related to the defined benefit plan for the nine-month periods ended September 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Current service cost	2,833	1,885
Net interest income	(274)	(58)

Cost recognized in net income	2,559	1,827
Remeasurements (*)	763	(3,061)

Cost recognized in total comprehensive income	3,322	(1,234)

(*)	The amount is before income tax expense effect.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

17.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Other financial liabilities:
Accounts payable	22,260	20,243
Accrued expenses	16,437	19,912
Lease liabilities	4,035	5,884

Sub-total	42,732	46,039

Other liabilities:
Other miscellaneous liabilities	975	591

Total	43,707	46,630

18.	DERIVATIVES

Derivative assets and derivative assets are as follows (Unit: Korean Won in millions):

	September 30, 2023		December 31, 2022
	Nominal amount	Assets	Nominal amount	Assets
		For trading		For trading
Equity Forwards	—	—	176,720	689

Derivatives assets were terminated by the acquisition of additional shares in Woori Asset Trust as of March 31, 2023 (see Note 6, Note 9).

19.	EQUITY

(1)	Details of equity as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Capital	3,802,676	3,640,303
Hybrid securities	3,610,953	3,112,273
Capital surplus	11,120,236	10,909,281
Other equity
Treasury stock	(100,628)	(26)
Accumulated other comprehensive income	(17,861)	(26,160)

Sub-Total	(118,489)	(26,186)

Retained earnings (*1) (*2)	5,758,280	5,261,231

Total	24,173,656	22,896,902

(*1)

The regulatory reserve for credit loss in retained earnings amounted to 3,697 million Won and 2,356 million Won as of September 30, 2023 and December 31, 2022 in accordance with the relevant regulation.

(*2)

The earned surplus reserve in retained earnings amounted to 300,190 million Won and 181,860 million Won as of September 30, 2023 and December 31, 2022 in accordance with the Article 53 of the Financial Holding Company Act.

(2)	The number of authorized shares and others of the Company are as follows:

	September 30, 2023	December 31, 2022
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	760,535,260 Shares	728,060,549 Shares
Capital stock	3,802,676 million won	3,640,303 million won

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	September 30, 2023	December 31, 2022
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	—
Securities in local currency	2023-09-07	—	5.04	200,000	—
Issuance cost				(9,047)	(7,727)

Total				3,610,953	3,112,273

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from the date of issuance.

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2023
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(27,364)	12,089	(3,229)	(18,504)
Remeasurement gain (loss) related to defined benefit plan	1,204	(763)	202	643

Total	(26,160)	11,326	(3,027)	(17,861)

	For the nine-month period ended September 30, 2022
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(2,688)	(31,201)	8,580	(25,309)
Remeasurement gain (loss) related to defined benefit plan	(1,160)	3,061	(842)	1,059

Total	(3,848)	(28,140)	7,738	(24,250)

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Regulations on Supervision of Financial Holding Companies, the Company calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Beginning balance	3,697	2,356
Planned provision (reversal) of regulatory reserve for credit loss	(3,167)	1,341

Ending balance	530	3,697

2)	Provision of regulatory reserve for credit loss, adjusted net income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	Periods ended September 30, 2023		Periods ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Net income (loss) before regulatory reserve	(8,245)	1,437,184	(17,488)	1,196,760
Provision (reversal) of regulatory reserve for credit loss	29	(3,167)	131	499
Adjusted net income after the provision of regulatory reserve	(8,274)	1,440,351	(17,619)	1,196,261
Dividends to hybrid securities	(32,738)	(95,890)	(22,225)	(63,600)
Adjusted net income (loss) after regulatory reserve and dividends to hybrid securities	(41,012)	1,344,461	(39,844)	1,132,661
Adjusted EPS (Loss Per Share) after regulatory reserve and dividends to hybrid securities (Unit: Korean Won)	(56)	1,836	(55)	1,556

(6)	Details of changes in treasury stock are as follows (Unit: Korean Won in millions, number of shares):

	For the nine-month period ended September 30, 2023
	Beginning balance	Acquisition	Retirement	Ending balance
Number of shares	2,324	8,637,420	—	8,639,744
Book value	26	100,602	—	100,628

	For the nine-month period ended September 30, 2022
	Beginning balance	Acquisition	Retirement	Ending balance
Number of shares	2,324	—	—	2,324
Book value	26	—	—	26

20.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2022 were 980 Won and 713,497 million Won, respectively, approved at the regular general shareholders’ meeting held on March 24, 2023, and were paid in April, 2023.

(2)

On July 21, 2023, the Board of Directors has declared an quarterly dividend of 180 Won per share (130,748 million Won in total) and fixed record date as June 30, 2023. The dividends were paid in August 2023.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(3)

On October 26, 2023, the Board of Directors has declared an quarterly dividend of 180 Won per share (135,341 million Won in total) and fixed record date as September 30, 2023. The dividends were paid in November 2023.

21.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2023		Periods ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Interest on due from banks	17,265	49,288	6,996	13,561
Other interest income	27	72	7	20

Total	17,292	49,360	7,003	13,581

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2023		Periods ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Interest on debentures	9,671	25,905	8,017	22,516
Other interest expense	14	39	1	4
Interest on lease liabilities	53	170	8	27

Total	9,738	26,114	8,026	22,547

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

22.	NET FEES AND COMMISSIONS INCOME

(1) Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2023		Periods ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Fees and commissions income	399	1,197	326	979

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2023		Periods ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Fees and commissions paid	2,179	6,880	1,551	4,287
Others	2,931	7,783	1,962	6,194

Total	5,110	14,663	3,513	10,481

23.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2023		Periods ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Dividend income recognized from investments in subsidiaries	—	1,465,826	—	1,259,426
Dividend income recognized from FVTOCI	3,681	10,724	3,520	8,330

Total	3,681	1,476,550	3,520	1,267,756

24.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of gain or loss related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2023		Periods ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Gains and losses on financial instruments at FVTPL mandatorily measured at fair value	—	2,023	—	—

(2)	Details of net gain or loss on financial instrument at FVTPL are as follows (Unit: Korean Won in millions):

			Periods ended September 30, 2023	Periods ended September 30, 2022
Derivatives (Held for trading)	Equity derivatives	Gain on transactions and valuation	2,023	—

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

25.	REVERSAL (PROVISION) FOR IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Details of reversal(provision) for impairment losses due to credit loss recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2023		Periods ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Reversal (Provision) of impairment loss due to credit loss on loans and other financial assets at amortized cost	275	(703)	(90)	(167)

26.	GENERAL AND ADMINISTRATIVE EXPENSES

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Periods ended September 30, 2023		Periods ended September 30, 2022
			Three-month	Nine-month	Three-month	Nine-month
Employee benefits	Short-term	Salaries	6,945	21,852	7,889	22,705
	Employee benefits	Employee fringe benefits	1,588	8,242	1,535	7,644
	Retirement benefit service costs		887	2,559	593	1,827
	Share based payments		650	1,173	(418)	863

	Sub-total		10,070	33,826	9,599	33,039

Depreciation and amortization			1,856	5,487	1,693	4,801
Other general and administrative expenses	Rent		427	1,311	406	1,193
	Taxes and public dues		95	434	99	361
	Service charges		474	2,227	942	2,454
	Computer and IT related		1,557	4,713	1,505	4,446
	Telephone and communication		63	309	79	275
	Operating promotion		256	876	362	971
	Advertising		9	48	7	81
	Printing		10	48	12	42
	Traveling		80	191	251	346
	Supplies		22	95	34	119
	Insurance premium		51	151	49	145
	Reimbursement		205	864	258	796
	Vehicle maintenance		56	165	79	213
	Others		5	18	6	18

	Sub-total		3,310	11,450	4,089	11,460

	Total		15,236	50,763	15,381	49,300

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(2)	Share-based payment

Details of performance condition share-based payment granted to executives as of September 30, 2023 and December 31, 2022 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		11,964 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		0.25 years
Number of shares remaining	As of September 30, 2023	189,270 shares
	As of December 31, 2022	189,270 shares
Number of shares granted (*2)	As of September 30, 2023	189,270 shares
	As of December 31, 2022	189,270 shares

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		11,239 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		1.25 years
Number of shares remaining	As of September 30, 2023	239,798 shares
	As of December 31, 2022	239,798 shares
Number of shares granted (*2)	As of September 30, 2023	239,798 shares
	As of December 31, 2022	239,798 shares

Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		10,558 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		2.25 years
Number of shares remaining	As of September 30, 2023	223,176 shares
	As of December 31, 2022	223,176 shares
Number of shares granted (*2)	As of September 30, 2023	223,176 shares
	As of December 31, 2022	223,176 shares

Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		9,919 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		3.25 years
Number of shares remaining	As of September 30, 2023	109,483 shares
	As of December 31, 2022	—
Number of shares granted (*2)	As of September 30, 2023	109,483 shares
	As of December 31, 2022	—

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated and used to measure the liability according to the Black Shawls model based on the base price at the time of each settlement.

(*2)

The number of payable stocks is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

2)

The Company accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of September 30, 2023 and December 31, 2022 the book value of the liabilities related to the performance condition share-based payments recognized by the Company is 8,402 million Won and 8,266 million Won.

27.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2023		Periods ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Other non-operating income	16	68	—	61
Other non-operating expense	—	(42)	(1,226)	(1,416)

Total	16	26	(1,226)	(1,355)

(2)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2023		Periods ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Lease change cancellation income	9	13	—	—
Others	7	55	—	61

Total	16	68	—	61

(3)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2023		Periods ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Donations	—	40	1,226	1,415
Lease change cancellation loss	—	2	—	1

Total	—	42	1,226	1,416

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

28.	INCOME TAX EXPENSE (INCOME)

Details of income tax expense (income) are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Current tax expense
Current tax expense with respect to the current period	—	—

Deferred tax expense (income)
Change in deferred tax assets (liabilities) due to temporary differences	2,756	(6,032)
Tax expense (income) directly attributable to equity	(3,027)	7,738

Sub-total	(271)	1,706

Income tax expense (income)	(271)	1,706

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

29.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	Periods ended September 30, 2023		Periods ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Net profit (loss) attributable to Owners	(8,245)	1,437,184	(17,488)	1,196,760
Dividends to hybrid securities	(32,738)	(95,890)	(22,225)	(63,600)
Net income (loss) attributable to common shareholders	(40,983)	1,341,294	(39,713)	1,133,160
Weighted average number of common shares outstanding (Unit: million shares)	732	732	728	728
Basic EPS (Loss Per Share) (Unit: Korean Won)	(56)	1,832	(55)	1,556

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days) :

	For the nine-month period ended September 30, 2023
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	728,060,549	198,760,529,877
Treasury stock	(2,324)	(634,452)
Acquisition of treasury stock	(8,585,799)	(596,866,439)
Acquisition of treasury stock (odd-lot stock at comprehensive exchange)	(51,621)	(1,755,114)
Issuance of new stock (comprehensive exchange of stock)	32,474,711	1,753,634,394

Sub-total (①)		199,914,908,266

Weighted average number of common shares outstanding (②=(①/273)		732,289,041

	For the nine-month period ended September 30, 2022
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	728,060,549	198,760,529,877
Treasury stock	(2,324)	(634,452)

Sub-total (①)		198,759,895,425

Weighted average number of common shares outstanding (②=(①/273)		728,058,225

Diluted EPS is equal to basic EPS because there is no dilution effect for the nine-month periods ended September 30, 2023 and 2022.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

30.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Litigation case

As of September 30, 2023 and December 31, 2022, the Company has no litigation case in progress.

(2)	Details of loan commitments with financial institutions are as follows (Unit: Korean Won in millions):

		September 30, 2023		December 31, 2022
	Financial institutions	Line of credit	Loan balance	Line of credit	Loan balance
Loans	Standard Chartered Bank Korea Ltd.	100,000	—	100,000	—

	Total	100,000	—	100,000	—

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

31.	RELATED PARTY TRANSACTIONS

Related parties of the Company as of September 30, 2023 and December 31, 2022, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties	Title of account	September 30, 2023	December 31, 2022
Subsidiaries
Woori Bank	Cash and cash equivalents	348,847	313,361
	Other financial assets	1,681,207	1,945,807
	Allowance for credit losses	(1,017)	(315)
	Other financial liabilities	22,820	21,242
Woori Card Co., Ltd.	Other financial assets	24,883	46,920
	Other financial liabilities	166	281
Woori Financial Capital Co., Ltd.	Other financial assets	7,269	46,487
	Other financial liabilities	262	—
Woori Investment Bank Co., Ltd.	Other financial assets	1	—
Woori Savings Bank	Other financial assets	—	389
	Other financial liabilities	797	—
Woori Financial F&I Co., Ltd.	Other financial liabilities	957	564
Woori Global Asset Management Co., Ltd	Other financial assets	—	101
	Other financial liabilities	23	—
Woori Private Equity Asset Management Co. Ltd	Other financial assets	40	—
	Other financial liabilities	—	127
Woori Credit Information Co., Ltd.	Other financial assets	565	535
	Other financial liabilities	—	1
Woori Fund Service Co., Ltd.	Other financial assets	613	834
	Other financial liabilities	—	1
Woori FIS Co., Ltd.	Other financial assets	1	1,054
	Other financial liabilities	1,010	480
Woori Finance Research Institute Co., Ltd.	Other financial assets	93	66
	Other financial liabilities	—	2,160
Associates of subsidiaries
W Service Networks Co., Ltd.	Other financial liabilities	52	90

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

		For the nine-month periods ended September 30
Related party	Title of account	2023	2022
Subsidiaries
Woori Bank	Interest income	48,575	13,581
	Fees and commissions income	1,197	979
	Dividend income	1,372,572	1,175,672
	Interest expenses (*)	154	15
	Fees and commissions expense	31	10
	Provision of impairment loss due to credit loss	702	167
	General and administrative expenses (*)	3,523	3,048
Woori Card Co., Ltd.	Dividend income	44,883	44,026
Woori Financial Capital Co., Ltd.	Dividend income	43,420	32,644
	Interest expenses (*)	5	—
	General and administrative expenses (*)	50	—
Woori Investment Bank Co., Ltd.	Dividend income	11,803	10,263
Woori Asset Trust Co., Ltd	Dividend income	780	780
Woori Savings Bank	Dividend income	1,383	2,803
Woori Credit Information Co., Ltd.	Dividend income	535	469
Woori Fund Service Co., Ltd.	Dividend income	1,174	1,100
Woori FIS Co., Ltd.	General and administrative expenses	4,284	4,027
Woori Finance Research Institute Co., Ltd.	Fees and commissions expenses	5,100	4,800
Associates of subsidiaries
W Service Networks Co., Ltd.	General and administrative expenses	617	811

(*)	The depreciation of right-of-use assets and interest expense of lease liabilities arising from lease transactions during the current period and prior period are included.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(3)	The details of the right-of-use assets and lease liabilities due to lease transactions with related parties as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korea Won in millions):

Related parties		Title of account	September 30, 2023	December 31, 2022
Subsidiary	Woori Bank	Right-of-use assets	3,885	5,462
		Lease liabilities (*)	3,410	5,325
	Woori Financial Capital Co., Ltd.	Right-of-use assets	251	—
		Lease liabilities (*)	262	—

(*)	Cash outflows of lease liabilities redemption for the nine-month periods ended September 30, 2023 and 2022 are 2,113 million Won and 1,982 million Won.

(4)	The details of loan and borrowing transactions with related parties for the nine-month periods ended September 30, 2023 and 2022 are as follows (Unit: Korea Won in millions):

			For the nine-month periods ended September 30, 2023
Related parties		Title of account	Beginning balance	Increase	Decrease	Ending balance
Subsidiary	Woori Bank	Deposit (*)	1,595,000	3,754,000	3,400,000	1,949,000

(*)	Excludes due from banks without withdrawal limitations.

			For the nine-month periods ended September 30, 2022
Related parties (*1)		Title of account	Beginning balance	Increase	Decrease	Ending balance
Subsidiary	Woori Bank	Deposit (*2)	520,000	3,245,000	2,345,000	1,420,000

(*1)

Of the 600,000 million of hybrid securities issued during the nine-month period ended September 30, 2022, 55,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the entire amount was sold in the market on the date of issuance. Of the 80,000 million Won of unguaranteed bonds issued during the nine-month period ended September 30, 2022, 10,000 million Won was acquired by Woori Investment Bank Co., Ltd. and the entire amount was sold in the market on the date of issuance.

(*2)	Excludes due from banks without withdrawal limitations.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(5)	The details of equity-related transactions with related parties are as follows (Unit: Korean Won in million)

		For the nine-month period ended September 30, 2023
Related parties		Acquisition of interests	Acquisition of hybrid securities
Subsidiary	Woori Card Co., Ltd.	—	200,000
Subsidiary	Woori Investment Bank Co., Ltd. (*1)	259,678	—
Subsidiary	Woori Asset Trust Co Ltd (*2)	179,444	—
Subsidiary	Woori Venture Partners Co., Ltd. (*3)	336,439	—

(*1)	During the current period, the Company acquired 41.3% residual interests (including treasury stocks) of Woori Investment Bank Co., Ltd.
(*2)

During the current period, the Company additionally acquired 28.1% (excluding treasury stocks) interests of Woori Asset Trust Co Ltd on March 31, 2023. In the case of including treasury stocks, the share ratio was 21.3%

(*3)

During the current period, the Company additionally acquired 53.9% (excluding treasury stocks) interests of Woori Venture Partners Co., Ltd., which was included in subsidiaries. In the case of including treasury stocks, the share ratio was 52.0%). Afterward, the Company additionally acquired treasury stocks (3.5% interests) in May and acquired 44.5% residual interests held by Woori Venture Partners Co., Ltd.

		For the nine-month period ended September 30, 2022
Related parties		Investment (*)	Acquisition of hybrid securities
Subsidiary	Woori Financial F&I Co., Ltd.	200,000	—
Subsidiary	Woori Financial Capital Co., Ltd.	—	200,000
Subsidiary	Woori Private Equity Asset Management Co. Ltd.	50,000	—

(*)	During the prior period, Woori Financial F&I Co., Ltd. was established (100% share ratio, 200 billion won in stock payments) and included as a subsidiary.

(6)	There are no guarantees provided to the related parties. The unused commitments provided from the related parties are as follows (Unit: Korean Won in millions):

Related parties		September 30, 2023	December 31, 2022	Warranty
Subsidiary	Woori Card Co., Ltd.	645	741	Unused loan commitment

(7)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Short-term employee salaries	3,622	5,420
Retirement benefit service costs	115	159
Share-based compensation	979	825

Total	4,716	6,404

Key management includes registered executives and non-registered executives. The Company has not recognized any outstanding assets, allowance and related impairment loss due to credit losses from transaction with key management as of September 30, 2023 and December 31, 2022. Liabilities related to key management compensation are 8,745llion Won and 10,272 million Won as of as of September 30, 2023 and December 31, 2022, respectively.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

32.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Lease payments:
Within one year	3,083	3,098
After one year but within five years	1,100	3,070

Total	4,183	6,168

(2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Cash outflows from lease	2,516	2,412

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Lease payments for which the underlying
short-term lease payments	20	10
asset is of low value	120	112

33.	EVENTS AFTER THE REPORTING PERIOD

(1)

On October 26, 2023, in accordance with a resolution of the Board of Directors, the Company declared the quarterly dividend of 180 Won per share (total dividend of 135,341 million Won) with September 30, 2023 as base date, and the payment was made on November 10, 2023.

(2)	On April 21, 2023, in accordance with a resolution of the Board of Directors, the Company retired 8,585,799 shares of treasury stock as of October 30, 2023.